Provident Energy Trust Announces Third Quarter 2003 Results

  Provident closes on the $268 million acquisition of the Redwater midstream system and $275 million bought deal financing.

  Operating cash flow and declared distributions per unit reduced due to a strengthening Canadian dollar and opportunity costs associated with Provident's Commodity Price Risk Management Program.

  Provident distributed 84 percent of cash available for distribution. All values are in Canadian dollars unless otherwise indicated.

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX - PVE.UN; AMEX-PVX) reported third quarter cash flow from operations of $28.9 million compared to $22.6 million in third quarter 2002. Distributions declared for the quarter totaled $29.0 million ($0.47 per unit) compared to $18.8 million ($0.51 per unit) in third quarter 2002.

In the third quarter, Provident declared distributions of 84 percent of cash available for distribution. Cash available for distribution includes cash flow from operations adjusted for debenture interest and net capital expenditures offset by the $5.2 million of declared distributions reinvested by unitholders who have elected to participate in Provident's Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan (Premium DRIP). Proceeds from the Premium DRIP are fully reinvested to fund Provident's internal development activities.

Daily production for the third quarter averaged 27,700 boed, a 34 percent increase over a year ago period. Although total production was in line with expectations, the production mix was more weighted toward crude oil than natural gas due to the success of Provident's heavy oil program and higher than expected natural gas declines at the Gilby and Brazeau fields. Field netbacks in the third quarter 2003 decreased year over year because of the effects of a strengthening Canadian dollar, opportunity costs associated with Provident's Commodity Price Risk Management Program, and higher operating costs.

"Provident had strong operating results for the quarter however, cash flow was negatively affected by a strengthening Canadian dollar and opportunity costs associated with our Commodity Price Risk Management Program," said Tom Buchanan, chief executive officer of Provident. "Our Premium DRIP program has enabled the Trust to fund its internal capital spending and to maintain higher payout levels to unitholders."

On a year to date basis, operating cash flow was $102.4 million, a 69 percent increase over operating cash flow of $60.6 million year to date 2002. Distributions per unit declared year to date 2003 were $97.6 million ($1.67 per unit) compared to $51.4 million ($1.46 per unit) year to date 2002. Provident's year over year cash flow per unit decreased primarily due to opportunity costs of $44.1 million ($0.70 per unit) associated with the Commodity Price Risk Management Program that were incurred largely in the first quarter of 2003. Year to date, Provident has distributed 93 percent of cash available for distribution.

"Although we are disappointed with the results of our Commodity Risk Management Program year to date, Provident remains committed to executing a disciplined risk management program. We believe that over the long term the program is important to maintaining stable per unit cash flows and distributions. To this end, Provident recently announced the appointment of Gary Kline to the newly created position of vice president of risk management and commercial development. Gary has executive responsibility for the execution of an integrated risk management program that will cut across business units and commodities, and incorporate systematic programs to mitigate commodity price, exchange rate, interest rate and counterparty credit risks," stated Buchanan.

Redwater Midstream System Acquisition

On September 30, Provident completed the acquisition of the Redwater midstream system from Williams Energy Canada for $268 million and approximately $11 million in inventory. Provident will begin reporting segmented results in fourth quarter 2003.

In conjunction with the Redwater acquisition, Provident closed a bought deal financing for total net proceeds of approximately $262 million. The financing included a total issuance of 19.2 million trust units at a price of $10.50 per trust unit and $75 million of five-year convertible unsecured subordinated debentures. At the end of the third quarter, Provident had net debt of approximately $230 million drawn against bank lines of $335 million.

"The midstream services business provides Provident a stable source of long-life cash flow that is complementary to cash flow generated from Provident's oil and gas production business," said Randy Findlay, president of Provident. "The Redwater facility accounts for a significant portion of western Canada's fractionation capacity and is an important asset in the future of the country's oil and gas business. The long-life nature of the midstream assets combined with the longer term fee-based and fixed margin contractual arrangements make this an ideal investment for an energy income trust such as Provident."

The midstream business is led by Mr. Findlay and managed by operations and commercial teams that joined Provident from Williams, all of whom have significant midstream experience and expertise. Subsequent to closing the Redwater transaction, Provident appointed Andy Gruszecki to vice president of NGL services. Mr. Gruszecki has over 25 years of industry experience and is responsible for commercial and operational activities associated with Provident's midstream services business unit.

Oil and Gas Production Operations

In the third quarter 2003, Provident realized the benefits of its internal development and drilling program producing average volumes of 27,700 boed, 920 boed above average second quarter 2003 volumes. Third quarter production was 44 percent natural gas, 32 percent medium/light oil and natural gas liquids, and 24 percent heavy oil. Natural gas production for the quarter and year to date was lower than expected primarily due to steeper declines realized at Provident's Gilby and Brazeau fields.

Operating costs for the third quarter 2003 were $7.46 per boe compared to $6.69 in third quarter 2002. While Provident's third quarter 2003 operating costs were virtually flat over second quarter 2003, industry operating costs for the year have trended upward compared to 2002 due to increased processing fees and fuel and power costs.

Year to date, Provident has spent $24 million of its planned $30 million internal development capital program. The Trust has drilled 26.2 net wells and added approximately 2,900 boed of initial production. The majority of the production additions were in Provident's heavy oil region of Lloydminster and in the southern Alberta region. Provident's capital program is primarily funded with proceeds from its Premium DRIP. During the quarter, Provident divested of a non-core property with approximately 220 boed of natural gas production generating proceeds of approximately $7 million.

"Year to date, Provident has realized a 100 percent success rate on its low risk heavy oil internal drilling and development activities. As a result, total production volumes for the third quarter remained on target and we have replaced more than half of our production decline at approximately $8,300 per flowing boe," said Findlay.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a midstream services business. Provident's energy portfolio is located in some of the more stable and predictable producing regions in western Canada. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the American Stock Exchange under the symbols PVE.UN and PVX, respectively.

###

Financial and operating results
		Three months ended			Nine months ended
Canadian dollars	Sept. 30,	Sept. 30,	%	Sept. 30,	Sept. 30,	%
(000s except per unit data)	2003	2002	Change	2003	2002	Change
FINANCIAL
Revenue	$ 66,375	$37,286	78	$ 188,093	$98,947	90
Distributions and capital
expenditure funding:
Cash flow from operations	28,866	22,631	28	102,399	60,597	69
Capital expenditures
(net of dispositions)	1,859	1,483	25	(14,129)	(9,639)	47
Bank debt required or equity
raised to fund capital expenditures
DRIP(1)	5,238	6,122	(14)	21,579	10,222	11
Interest on convertible debentures	(1,322)	(1,701)	(22)	(4,375)	(3,199)	37

Cash available for distributions	34,641	28,535	21	105,474	57,981	82
Declared distributions to unitholders	28,969	18,839	54	97,588	51,445	90
Per unit	0.47	0.51	(8)	1.67	1.46	14
Distributions to unitholders as
a percentage of cash available
for distributions	84%	66%	27	93%	87%	7

Long-term debt	212,000	88,600	139	212,000	88,600	139
Unitholders' equity	$ 662,259	$270,566	145	$ 662,259	$ 270,556	146
Units issued to fund capital programs
(in 000s)(1)	532	597	(11)	2,110	997	112
(1) Proceeds raised and units issued as part of Provident's Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan

OPERATING
Daily production
Crude oil - Light/Medium (bpd)	6,748	4,691	44	6,932	4,293	61
- Heavy (bpd)	7,495	7,032	7	6,818	6,259	9
Natural gas liquids (bpd)	1,276	903	41	1,175	852	38
Natural gas (mcfd)	73,090	47,728	53	76,598	44,205	73
Oil equivalent (boed)(1)	27,701	20,581	35	27,691	18,771	48

UNIT STATISTICS (Cdn$)
Average selling price(2)
Crude oil - Light/Medium ($/bbl)	$28.24	$37.07	(24)	$29.86	$34.25	(13)
- Heavy oil ($/bbl)	22.16	21.31	4	22.75	20.50	11
- Corporate blend ($/bbl)	25.04	27.61	(9)	26.34	26.09	1
Natural gas liquids ($/bbl)	28.26	29.78	(5)	36.33	26.10	39
Natural gas ($/mcf)	5.14	4.29	20	5.78	4.39	32
Oil equivalent ($/boe)(1)	27.73	26.98	3	30.62	26.19	17

Netback ($/boe)(1)(2)	13.88	14.40	(4)	15.90	14.20	12
(1)Provident reports oil equivalent production converting natural gas to oil on a 6:1 basis.

(2)Average selling price and operating netback exclude the non-cash amortization of the Richland hedging gains but includes the cash impact of the
Commodity Price Risk Management Program.

Management's Discussion and Analysis

The following analysis provides a detailed explanation of Provident's operating results for the quarter and for the nine months ended September 2003, which should be read in conjunction with the unaudited consolidated financial statements of Provident, found later in this interim report. All amounts are reported in Canadian dollars, unless otherwise stated.

Redwater acquisition

On September 10, 2003 Provident announced it had an agreement to acquire the Redwater Natural Gas Liquids (NGL) Processing System (Redwater) from Williams Energy Canada Ltd. Strategically located in one of four main NGL hubs in North America, Redwater is the most modern and cost efficient integrated Canadian NGL system and has a 25 percent share of NGL processing capacity in the Canadian NGL hub.

The Redwater system includes 100 percent interest in the five-year-old, 62,000 barrel per day (bpd) Redwater fractionation, storage and transportation facility located near Edmonton, Alberta; 43.3 percent ownership of the 38,500 bpd Younger NGL extraction plant in Northeastern British Columbia; and 100 percent interest in a 565 km proprietary liquids gathering system. Of the purchase price, the amount allocated to property, plant and equipment generated an equivalent dollar amount of tax pools to be used to shelter future taxable income.

The Redwater acquisition will provide a long-term source of stable cash flow substantially diversifying Provident's sources of cash flow with a low risk, long-life asset. Virtually all of Redwater's system capacity and cash flow is contracted through long-term fee for-service and fixed margin contracts with major oil and gas producers and petrochemical businesses. More than two-thirds of the plant's volume is contracted for 10 years or longer with investment grade counterparties. In conjunction with the transaction, Provident sold, on a bought deal basis, 19.2 million trust units at a price of $10.50 per trust unit, and $75 million of convertible extendible unsecured subordinated debentures. The Convertible Debentures have a coupon of 8.75 percent and are convertible into trust units of Provident at a price of $11.05 per trust unit. Net proceeds from issuing the units and debentures were $263.1 million.

Provident allocated the purchase price of Redwater as follows:

Net assets acquired and liabilities assumed
Inventory	$ 11,221
Working capital	5,807
Property, plant and equipment (includes acquisition costs $9,000)	275,110
$ 292,138

Financed by:
Cash(1)
Long-term debt	$ 29,069
Issuance of trust units (net of costs $10,383)	191,269
Issuance of convertible debentures (net of costs $3,200)	71,800
$ 292,138
(1) In October 2003 $25 million in Trust Units were issued, and $23.9 million of consideration was paid.

Crude oil marketing

In July 2003 Provident initiated operations in its crude oil marketing business. Management's strategy is to market a combination of proprietary crude oil volumes and third party volumes to provide better producer netbacks than can be achieved through third party marketers.

Revenue generated from marketing third party producers' crude oil was $12.4 million for the quarter. Provident marketed approximately 298,000 barrels of crude oil purchased from third party crude oil producers earning a modest profit of $0.1 million.

The value added to Provident's proprietary barrels is reflected in a higher selling price for those barrels and is not reported separately.

Crude oil price

Provident's realized crude oil price decreased by 12 percent in the third quarter of 2003 compared to the third quarter of 2002. The decrease was primarily related to the continuing appreciation of the Canadian dollar in 2003.

Year to date, a 23 percent increase in the WTI led to only a 13 percent increase in the Canadian dollar Edmonton par price. Crude oil price increases have been eroded by the stronger Canadian dollar.

Provident's average selling price at the wellhead for all blends of crude oil was Cdn$25.04 per barrel for the quarter compared to Cdn$27.61 per barrel for the third quarter of 2002. Average prices include an opportunity cost of $4.6 million or $3.55 per barrel from the impact of the Commodity Price Risk Management Program compared to a reduction of $5.3 million or $4.96 per barrel in the third quarter of 2002.

Provident's average selling price at the wellhead for all blends of crude oil was Cdn$26.34 per barrel year to date compared to Cdn$26.09 per barrel in 2002. Average prices include an opportunity cost of $20.0 million or $5.32 per barrel from the impact of the Commodity Price Risk Management Program compared to a reduction of $10.3 million or $3.59 per barrel in 2002.

Natural gas price

In the quarter realized gas prices before the effects of the Commodity and Risk Management Program were $5.88 per mcf (2002 - $3.44) and for the nine months ended September 30, 2003 were $6.94 per mcf (2002 - $3.74). Provident received an average price of Cdn$5.14 per mcf for its natural gas in the third quarter of 2003, as compared to Cdn$4.29 per mcf in the third quarter of 2002. The average selling price for natural gas includes an opportunity cost of $5.0 million or Cdn$0.74 per mcf from the Commodity Price Risk Management Program as compared to a gain of $3.7 million or Cdn$0.85 per mcf in the third quarter of 2002.

Provident received an average price of Cdn$5.78 per mcf for its natural gas year to date, as compared to Cdn$4.39 per mcf for the same period in 2002. The average selling price for natural gas includes an opportunity cost of $24.1 million or Cdn$1.16 per mcf from the Commodity Price Risk Management Program as compared to a gain of $7.9 million or Cdn$0.65 per mcf in the first nine months of 2002.

Production

		Three months ended			Nine months ended
	Sept. 30,	Sept. 30,	%	Sept. 30,	Sept. 30,	%
	2003	2002	Change	2003	2002	Change
Daily production
Crude oil - Light/Medium (bpd)	6,748	4,691	44	6,932	4,293	61
- Heavy (bpd)	7,495	7,032	7	6,818	6,259	9
Natural gas liquids (bpd)	1,276	903	41	1,175	852	38
Natural gas (mcfd)	73,090	47,728	53	76,598	44,205	73
Oil equivalent (boed) (1)	27,701	20,581	35	27,691	18,771	48
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

The third quarter 35 percent increase in daily production reflects production additions through drilling offset by natural production declines but is primarily attributable to the acquisition of Meota Resources Corp. on October 1, 2002.

The year to date 48 percent increase in boe production is primarily attributable to acquisition of Meota Resources Corp. on October 1, 2002.

Provident's drilling program coupled with other production optimization activities has added approximately 2,900 boed year to date of production primarily from the Lloydminster core area. The 2003 drilling program has offset natural gas and natural gas liquids production declines in the West Central Alberta areas of Brazeau and Gilby.

Year to date, daily production was comprised of 46 percent natural gas, 25 percent cold conventional heavy oil and 29 percent medium/light crude oil and natural gas liquids. Provident's current commodity mix spreads the price risks among the commodities and complements the Commodity Price Risk Management Program to assist in reducing the volatility commodity prices have on cash flow and distributions.

Commodity price risk management program

Provident's Commodity Price Risk Management Program was initiated at the inception of the Trust to help reduce the volatility in Provident's crude oil and natural gas prices and to assist in stabilizing cash flow. A combination of forward sales contracts, physical hedges on both wellhead prices and heavy oil differentials and financial hedging on WTI are commonly used. Provident's aggregate position under the Commodity Price Risk Management Program as at September 30, 2003 is summarized in the following table:

Commodity price risk management program summary
Year	Product	Volume	Terms	Effective period
2003	Light oil	1,000 bpd	Costless collar
			WTI US$22.58 - US$26.00 per bbl	January 1 - December 31
		2,500 bpd	WTI US$24.01 per bbl	January 1 - December 31
		1,000 bpd	WTI US$23.82 per bbl	October 1 - December 31
	Heavy oil	3,000 bpd	Cdn$20.05 per bbl wellhead(1)(2)	January 1 - December 31
		500 bpd	US$18.75 per bbl at Hardisty	July 1 - December 31
	Natural gas(4)	20,000 GJpd	Cdn$4.82 per Gj	April 1 - October 31
		5,000 GJpd	Cdn$4.95 per Gj(3)	January 1 - December 31
		6,000 GJpd	Cdn$4.98 per Gj	January 1 - October 31
		5,000 GJpd	Costless collar Cdn$5.00 - $7.75 per Gj	April 1 - October 31
		5,000 GJpd	Costless collar Cdn$5.50 - $7.52 per Gj	April 1 - October 31
		10,000 GJpd	Funded collar Cdn$5.50 - $8.75 per Gj	November 1 - December 31
		10,000 GJpd	Costless collar Cdn$5.50 - $7.85 per Gj	November 1 - December 31
2004	Light oil	2,000 bpd	WTI US$24.05 per bbl	January 1 - December 31
		500 bpd	WTI US$25.08 per bbl	January 1 - March 31
	Heavy oil	2,800 bpd	US$17.96 per bbl at Hardisty	January 1 - December 31
	Natural gas(4)	10,000 GJpd	Funded collar Cdn$5.50 - $8.75 per Gj	January 1 - March 31
		10,000 GJpd	Costless collar Cdn$5.50 - $7.85 per Gj	January 1 - March 31
2005	Light oil	2,000 bpd	WTI US$25.01 per bbl	January 1 - December 31
(1) The heavy oil price of Cdn$20.05 per bbl has been fixed through a combination of Canadian dollar wellhead contracts, US dollar denominated
WTI combined with US dollar differential and blending contracts and Cdn/US dollar exchange rate contracts.
(2) Contracts which, if extended, would require Provident to deliver 1,500 bpd at WTI US$22.70 per bbl and 1,000 bpd at WTI US$23.20 for
calendar 2004. The contracts are extendable at the option of the counter party.
(3 Contract which, if extended, would require Provident to deliver 5,000 gjpd at Cdn$4.95 per gj for calendar 2004. The contract is extendable at the option of the counter party.
(4) Natural gas contracts are settled against AECO monthly index.

For hedges in place at September 30, 2003 and using September 30, 2003 forward commodity prices, the cost to settle Provident's crude oil hedging contracts would have been approximately $10.2 million. The cost to settle Provident's natural gas hedging contracts would have been approximately $2.2 million.

Revenue and royalties
		Three months ended			Nine months ended
	Sept. 30,	Sept. 30,	%	Sept. 30,	Sept. 30,	%
	2003	2002	Change	2003	2002	Change
Oil
Revenue	$37,461	$35,130	7	$118,839	$ 85,509	39
Cash hedging	(4,649)	(5,345)	(13)	(19,981)	(10,344)	(93)
Royalties (net of ARTC)	(7,622)	(7,295)	4	(22,681)	(15,848)	(43)
Net revenue	$25,190	$22,490	12	$76,177	$ 59,317	28
Net revenue per barrel	$19.22	$20.85	(8)	$20.29	$20.59	(1)
Royalties as a percentage of revenue	20.3%	20.8%	(2)	19.1%	18.5%	3

Natural gas
Revenue	$39,643	$15,113	162	$146,785	$ 45,150	225
Cash hedging	(4,991)	3,720	-	(24,117)	7,852	-
Amortization of deferred hedging	(250)	(2,902)	(91)	(743)	(8,279)	(91)
Royalties (net of ARTC)	(7,957)	(2,970)	168	(31,953)	(9,578)	234
Net revenue	$26,445	$12,960	104	$89,972	$ 34,145	163
Net revenue per mcf	$3.93	$2.95	33	$4.30	$2.83	52
Royalties as a percentage of revenue	20.1%	19.6%	2	21.8%	21.2%	3

Natural gas liquids
Revenue	$3,318	$2,475	34	$11,652	$6,067	92
Royalties	(844)	(641)	32	(3,635)	(1,752)	108
Net revenue	$2,474	$1,834	35	$8,017	$4,315	86
Net revenue per barrel	$21.07	$22.08	(5)	$24.99	$18.56	35
Royalties as a percentage of revenue	25.4%	25.9%	(2)	31.%	28.9%	8

Total
Revenue	$80,422	$52,718	53	$277,277	$ 136,726	103
Cash hedging	(9,640)	(1,625)	493	(44,098)	(2,492)	1,670
Amortization of deferred hedging	(250)	(2,902)	(91)	(743)	(8,279)	(91)
Royalties (net of ARTC)	(16,423)	(10,905)	51	(58,269)	(27,178)	114
Net revenue	$54,109	$37,286	45	$174,167	$ 98,777	76
Net revenue per boed (1)	$21.23	$19.69	8	$23.04	$19.28	19
Royalties as a percentage of revenue	20.4%	20.7%	(1)	21.0%	19.9%	6
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

Quarter over quarter and year to date oil, natural gas and natural gas liquids revenue have all increased primarily as a result of the acquisition of Meota Resources Corp. on October 1, 2002.

The slightly increased royalty burden for 2003 year to date expressed as a percentage of gross revenues primarily results from an increased percentage of natural gas, which bears higher royalty rates than other products within Provident's production mix.

Production expenses
		Three months ended			Nine months ended
	Sept. 30,	Sept. 30,	%	Sept. 30,	Sept. 30,	%
	2003	2002	Change	2003	2002	Change
Production expenses per boe	$7.46	$6.82	9	$7.24	$6.69	8

In the third quarter higher processing fees and downhole costs contributed to higher production expenses compared to the same quarter last year. Year to date, higher costs for propane and electricity, together with servicing and workover charges, contributed to increased production expenses.

Other income

Year to date other income of $1.6 million primarily results from a gain realized on the sale of shares held as a portfolio investment.

General and administrative and management fee expenses

		Three months ended			Nine months ended
	Sept. 30,	Sept. 30,	%	Sept. 30,	Sept. 30,	%
Canadian dollars 000s (except per unit data)	2003	2002	Change	2003	2002	Change
General and administrative	$3,476	$2,124	64	$10,045	$5,349	88
Management fees	-	3,776	(100)	-	9,434	(100)
General and administrative and
management fees per boe	$1.36	$3.12	(56)	$1.33	$2.87	(54)

Year to date general and administrative and management fee expenses were reduced $4.7 million (32%) to $1.33 per boe compared to the first nine months of 2002 of $2.87 per boe.

The management contract was internalized on January 17, 2003, and therefore no management fees have been incurred in 2003. The quarterly increase in general and administrative expenses is commensurate with the increased size of the trust over the same period in 2002, however, general and administrative and management fees have decreased in aggregate by $2.4 million or 41% compared to the third quarter of 2002 and at $1.36 per boe show a reduction from last years levels of $3.12 per boe including management fees.

Management internalization

On January 17, 2003, unitholders of Provident approved a management internalization transaction to eliminate the performance-based arrangement between external management and the Trust for total non-cash consideration of $18.0 million plus $0.6 million of transaction costs. Total non-cash consideration of $18.0 million was settled with the issuance of 1,682,242 exchangeable shares at a deemed price of $10.70 per share that are held in escrow and released 25 percent per year commencing June 2003. The internalization was accretive to cash flow and net asset value and also improves the long-term cost structure of the Trust, which will be beneficial to the Trust's ability to attract capital in a competitive marketplace and complete accretive acquisitions. The transaction also increased ownership of the units held by management and directors further aligning management's interests with those of unitholders.

At September 30, 2003 approximately 4 percent of the outstanding units and exchangeable shares were held by management and directors.

Capitalization of the trust

	September 30,	December 31,
	2003	2002
Long-term debt	$ 212,200	$ 187,200
Working capital deficit	21,196	15,681
Net debt	233,396	202,881

Equity
Trust Units and exchangeable shares (1)	858,258	635,811
10.5% convertible debentures	49,935	64,285
8.75% convertible debentures	75,000	-
	983,193	700,096
Total capitalization	$ 1,216,589	$ 902,977
Net debt as a percentage of total capitalization	19%	29%

(1) Outstanding units and exchangeable shares are valued at market price of the units outstanding or exchangeable at period end.

As at September 30, 2003 Provident had drawn on 63 percent of its $335 million revolving term credit facility with a syndicate of Canadian chartered banks. On October 31 a further $23.8 million was drawn completing the Redwater purchase. Letters of credit guaranteeing Provident's performance under certain commercial contracts totaling $23.8 million were outstanding as of September 30, further reducing Provident's available bank line.

Net debt increased in the period due to the Redwater acquisition.

The trust has issued $64,410,000 aggregate principle amount of convertible unsecured subordinated 10.5% debentures (10.5% debentures) and $75,000,000 aggregate principle amount of convertible unsecured subordinated 8.75 % debentures (8.75% debentures). The 10.5% debentures mature May 15, 2007 and interest is payable semi-annually in arrears on May 15 and November 15 each year.

The 10.5% debentures are convertible at the option of holder into Trust Units at a conversion price of $10.70 per Trust Unit, subject to adjustment in certain circumstances. Year to date Provident has recorded $4.4 million of accumulated interest on the 10.5% debentures. Debenture interest is included in Unitholders equity.

The 8.75% debentures mature December 31, 2008 and interest is payable semi-annually in arrears on June 30 and December 31 in each year commencing December 31, 2003. The 8.75% debentures are convertible at the option of the holder into Trust Units at a conversion price of $11.05 per Trust Unit, subject to adjustment in certain circumstances. The 8.75% debentures were issued September 30, 2003 in conjunction with the Redwater acquisition.

There is an exposure draft proposed to harmonize Canadian generally accepted accounting principals to US generally accepted accounting principals which would require classification of Provident's convertible debentures as debt and interest thereon as interest expense. If this exposure draft is adopted it would require Provident to conform January 1, 2004, retroactively.

Interest expense

	Three months ended		Nine months ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2003	2002	2003	2002
Interest on long-term debt	$2,313	$1,111	$6,792	$3,111

The year to date increase was mainly attributable to increases in commodity prices partially offset by the opportunity cost associated with the Commodity Price Risk Management Program as well as an increase in production costs.

The increased interest expense is commensurate with the increased debt of the trust driven by corporate acquisitions.

Taxes

		Three months ended			Nine months ended
	Sept. 30,	Sept. 30,	%	Sept. 30,	Sept. 30,	%
	2003	2002	Change	2003	2002	Change
Capital taxes	$619	$753	(18)	$ 2,445	$ 2,051	19
Future income taxes (recovery)	$(4,899)	$(4,445)	(10.2)	$ (33,069)	$ (13,134)	(152)

Year to date capital taxes, including the Saskatchewan Resource Surcharge, have increased due to the growth of the asset base of the Trust.

The year to date future income tax recovery was primarily caused by changes in Canadian tax legislation. On June 9, 2003 the Canadian government substantially enacted federal income tax changes for the oil and natural gas sector as it had outlined in its 2003 budget. Resource tax rates will decline from the current 27% to 21% by 2007. Concurrently, the 100% deductibility of the resource allowance will be phased out and Crown charges will become 100% deductible. These changes, combined with a revision in estimates of Provident's tax pool balances, resulted in the significant future tax recovery in the second quarter and in the year to date recovery.

Net income (loss)

	Three months ended		Nine months ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
(000s except per unit data)	2003	2002	2003	2002
Net income (loss)	$(1,706)	$229	$12,620	$2,745
Per unit	$(0.03)	$0.01	$0.20	$0.08

Operating netback
	Three months ended		Nine months ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2003	2002	2003	2002
Sales	$31.56	$27.84	$36.68	$ 26.68
Cash hedging	(3.78)	(0.86)	(5.83)	(0.49)
Royalties (net of ARTC)	(6.44)	(5.76)	(7.71)	(5.30)
Operating costs	(7.46)	(6.82)	(7.24)	(6.69)
	$13.88	$14.40	$15.90	$ 14.20

The year to date increase was mainly attributable to increases in commodity prices partially offset by the opportunity cost associated with the Commodity Price Risk Management Program as well as an increase in production costs.

Cash flow from operations and cash distributions
		Three months ended			Nine months ended
	Sept. 30,	Sept. 30,	%	Sept. 30,	Sept. 30,	%
	2003	2002	Change	2003	2002	Change
Distributions and capital
expenditure funding:
Cash flow from operations	$ 28,866	$22,631	28	$ 102,399	$ 60,597	69
Capital expenditures
(net of dispositions)	1,859	1,483	25	(14,129)	(9,639)	47
Bank debt required as equity raised
to fund capital expenditures	-	-	-	-	-	-
DRIP(1)	5,238	6,122	(14)	21,579	10,222	11
Interest on convertible debentures	(1,322)	(1,701)	(22)	(4,375)	(3,199)	37
Cash available for distributions	34,641	28,535	21	105,474	57,981	82
Declared distributions to unitholders	28,969	18,839	54	97,588	51,445	90
Per unit	0.47	0.51	(8)	1.67	1.46	14
Distributions to unitholders as a
percentage of cash available
for distributions	84%	66%	27	93%	87%	7
Units issued to fund capital programs
(in 000s)(1)	532	597	(11)	2,110	997	112
(1) Proceeds raised and units issued as part of Provident's Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan

The growth in cash flow reflects Provident's acquisition driven increase in operating income and an increase in average commodity prices partially offset by opportunity costs from the Commodity Price Risk Management Program as well as increased general and administration costs and interest expense associated with Provident's growth.

The following table summarizes distributions paid or declared by the Trust from January 1, 2003 to September 30, 2003:

Record date	Distribution amount	Distribution amount
	payment date	(Cdn$)	(US$)
2003
January 21	February 14	$0.20	$0.13
February 20	March 14	$0.20	$0.13
March 20	April 15	$0.20	$0.14
April 21	May 15	$0.20	$0.15
May 20	June 13	$0.20	$0.15
June 18	July 15	$0.20	$0.14
July 21	August 15	$0.17	$0.12
August 20	September 15	$0.15	$0.11
September 18	October 15	$0.15	$0.11
Year to date cash distributions January 1 to September 30, 2003		$1.67	$1.18

January 1 to September 30, 2002
Year to date	Distribution amount	Distribution amount
record date	payment date	(Cdn$)	(US$)
2002
January 29	February 15	$0.16	$0.10
February 28	March 15	$0.15	$0.09
March 31	April 15	$0.15	$0.09
April 30	May 15	$0.15	$0.10
May 31	June 14	$0.17	$0.11
June 24	July 15	$0.17	$0.11
July 19	August 15	$0.17	$0.11
August 19	September 13	$0.17	$0.11
September 18	October 15	$0.17	$0.11
Year to Date Cash Distributions January 1 to September 30, 2002		$1.46	$0.93

Effective with the May 2002 distribution, the Trust initiated the Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan (the DRIP). The DRIP permits eligible unitholders to direct their distributions to the purchase of additional units at 95 percent of the average market price as defined in the plan ("Regular DRIP"). The premium distribution component permits eligible unitholders to elect to receive 102 percent of the cash the unitholder would otherwise have received on the distribution date ("Premium DRIP"). Unitholders who participate in either the Regular DRIP or the Premium DRIP are also eligible to participate in the optional unit purchase plan as defined in the plan. Provident's strategy is to fund some or all capital expenditures (in excess of dispositions) through the DRIP program, and will limit DRIP proceeds to estimated accretive capital expenditures, which meet Provident's stringent risk criteria. For the 3 and 9 months ended September 30, 2003, participation in the DRIP program were 18 percent and 22 percent respectively, compared to 32 percent for the third quarter of 2002 and 29 percent for the period May to December 2002 when the DRIP plan was in place.

	Three months ended		Nine months ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2003	2002	2003	2002
DD&A	$35,271	$20,820	$ 103,644	$55,118
DD&A per boe	$13.85	$11.00	$13.71	$10.76

The high DD&A rate is attributable to the method of accounting for corporate acquisitions required under Canadian GAAP. More specifically, property, plant and equipment are written up by the tax-effected difference between the purchase price and the tax pools acquired. Over time, the increased DD&A rate is offset by a future tax recovery amount.

Capital expenditures

	Three months ended		Nine months ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2003	2002	2003	2002
Lloydminster	$1,723	$-	$10,731	$8,755
West central and southern Alberta	3,020	1,288	8,638	3,589
Southeast and southwest Saskatchewan	322	183	1,961	1,699
Office and other	472	267	2,749	1,102
Total additions	$5,537	$1,738	$24,079	$15,145
Dispositions	$7,396	$3,221	$9,950	$5,506

Provident's capital expenditures are primarily funded through the Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan (DRIP). The DRIP program allows investors to reinvest distributions into Trust Units. Provident directs proceeds from the DRIP program, along with the proceeds from asset dispositions, towards the capital expenditure budget.

Provident spent $5.5 million during the third quarter of which $1.7 million was spent in the Lloydminster core area completing wells drilled in the second quarter of 2003 as well as on seismic activity. Facility work and optimization projects accounted for $3.0 million of spending in west central and southern Alberta. An additional $0.3 million was spent in southeast and southwest Saskatchewan on facility related projects. $0.5 million of costs were incurred in the quarter on office related capital. $1.4 million was received in the quarter related to a leasehold improvement allowance associated with Provident's head office move.

Provident received proceeds of $7.4 million on asset dispositions in the quarter, primarily for undeveloped acreage. Management considered the risk associated with future development expenditures on the acreage disposed of to be too high for Provident to undertake such development activities. The acreage, along with minimal production, was sold to a public Canadian junior oil and gas company. The proceeds on disposition will be used to fund a portion of Provident's 2003 capital program.

Provident spent $1.7 million in the third quarter of 2002, primarily related to natural gas drilling projects in west central and southern Alberta.

Year to date, Provident incurred capital expenditures of $24.1 million, of which $8.5 million was spent in the Lloydminster core area drilling and completing 24 net heavy oil wells as well as on seismic activity in the area. A further $1.4 million was spent in the Lloydminster core area on facilities and optimizing production through re-completions while $0.9 million was spent to increase land holdings. In southeast and southwest Saskatchewan expenditures of $1.9 million were directed at drilling 0.5 net oil wells as well as re-completions and facility projects. In west central and southern Alberta $8.6 million was spent on optimization and facility projects. Leasehold improvements and office related capital of $2.8 million was spent primarily on Provident's head office move. $1.4 million of a leasehold improvement allowance was received from the landlord in the year and a further portion of the spending on office related capital will result in future rent reductions.

Year to date Provident disposed of $9.9 million of assets representing minimal production as well as the acreage discussed above.

Provident incurred $15.1 million in capital expenditures year to date 2002 that included $9.3 million spent in the Lloydminster core area drilling and completing 28 net heavy oil wells and optimizing production through re-completions and reactivations. $1.1 million was directed at office related capital. The remaining $5.2 million was directed at drilling, optimization and facility expenditures in southeast and southwest Saskatchewan and west central and southern Alberta.

Unit trading activity

The following table summarizes the recent unit trading activity of the Provident units and 10.5% debentures:

Unit	52 Week High	52 Week Low	3 Month Average Volume
TSX - PVE.UN	$12.75	$9.85	364,365
TSX - PVE.DB	$116.50	$99.0	145,287
AMEX - PVX	$9.47	$6.31	471,090

Outlook

Provident continues to execute upon its balanced portfolio strategy. The integration of the Oil and Gas Production business and the Midstream Services business extends the economic life of the Trust, increases the stability of cash flows, and allows Provident to access a broader range of opportunities across the energy value chain.

Provident's main vehicle for growth continues to be acquisition both in its oil and gas business and energy infrastructure business. Acquisition opportunities will continue to be evaluated against the criteria of being accretive to cash flow and net asset value.

For the remainder of 2003 and for 2004, Provident expects to increase its capital expenditures on internally generated, low risk development programs that produce high rates of return. While Provident will continue to leverage its expertise in heavy oil, a smaller percentage of the increased capital budget will be directed to Provident's Lloydminster heavy oil area. The majority of the expenditures are expected to be in southern Alberta and southwest Saskatchewan where activities will be focused on exploiting opportunities in light and medium oil and shallow gas.

The funding requirements for these expanded programs will likely exceed funds generated from Provident's Premium DRIP program and as such Provident has reduced its cash flow to distribution payout ratio.

As current forecasts indicate, a strong Canadian dollar, little to no change in Canadian prime rates, and a compressed commodity pricing environment relative to 2003 will have a dampening affect on operating cash flows and distributions heading into 2004. To provide for stable distributions, Provident will continue to employ a systematic and disciplined approach to risk management to minimize the volatility of cash flows and distributions that results from changes in exchange rates, interest rates, and commodity prices.

Provident is pleased to welcome Norm Gish to its board of directors. Mr. Gish brings to Provident a wealth of experience in the oil, natural gas and midstream industries. He is the seventh independent member of Provident's nine-member board and a member of the Audit Committee.

Provident thanks its unitholders for their support and confidence in its strategy and all of its employees for their continued dedication and hard work.

Forward looking statements

This disclosure contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident's control, including: the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Provident's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking estimates will transpire or occur, or if any of them do so, what benefits, including the amounts of proceeds, that Provident will derive therefrom.

The Toronto Stock Exchange and the American Stock Exchange have neither approved nor disapproved of the information contained herein.

For further information contact:

Jennifer M.E. Pierce
Senior Manager, Investor Relations and Communications Phone (403) 231-6736

Internet: http:\\www.providentenergy.com
e-mail: info@providentenergy.com

Consolidated Balance Sheets

Canadian dollars (000s)

	As at	As at
	September 30, 2003	September 31, 2002
	(unaudited)	(audited)

Assets
Current assets
Cash	$38	$42
Accounts receivable	49,865	47,463
Assets held for sale	-	1,145
Inventory (note 2)	11,221	-
Prepaids	3,974	2,605
	65,098	51,255

Cash reserve for future site reclamation	1,723	1,490
Goodwill	102,443	102,443

Property, plant and equipment	889,471	700,037
	$ 1,058,735	855,225

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$54,596	$54,783
Deferred purchase obligation (note 2)	23,872	-
Cash distribution payable	7,816	8,153
Payable to the Manager	-	4,000
	86,284	66,936

Long-term debt	212,200	187,200
Future site reclamation	14,997	12,245
Future income taxes	82,995	116,065

Unitholders' Equity
Unitholders' contributions (note 4)	764,426	513,835
Exchangeable shares (note 4)	27,147	57,036
Convertible debentures	119,400	61,279
Accumulated loss	(23,444)	(36,064)
Accumulated cash distributions	(215,994)	(118,406)
Accumulated interest on convertible debentures	(9,276)	(4,901)
	662,259	472,779
	$ 1,058,735	$855,225

Consolidated Statement of Operations and Accumulated Loss

(unaudited)
Canadian dollars (000s except per unit amounts)

	Three months ended September 30		Nine months ended September 30
	2003	2002	2003	2002

Revenue
Gross production revenue	$70,532	$48,191	$232,436	$125,955
Royalties	16,423	10,905	58,269	27,178
	54,109	37,286	174,167	98,777
Crude oil marketing	12,362	-	12,362	-
Other income	(96)	-	1,564	170
	66,375	37,286	188,093	98,947
Expenses
Production	19,020	12,918	54,743	34,273
Crude oil marketing	12,281	-	12,281	-
General and administrative	3,476	2,124	10,045	5,349
Management fees (note 8)	-	3,776	-	9,434
Management internalization (note 8)	-	-	18,592	-
Interest on long-term debt	2,313	1,111	6,792	3,111
Depletion, depreciation and amortization	35,271	20,820	103,644	55,118
	72,361	40,749	206,097	107,285

Loss before taxes	(5,986)	(3,463)	(18,004)	(8,338)

Capital taxes	619	753	2,445	2,051
Future income tax recovery	(4,899)	(4,445)	(33,069)	(13,134)
	(4,280)	(3,692)	(30,624)	(11,083)

Net income (loss) for the period	(1,706)	229	12,620	2,745

Accumulated loss, beginning of period	(21,738)	(43,480)	(36,064)	(45,996)
Accumulated loss, end of period	$(23,444)	$(43,251)	$(23,444)	$(43,251)

Net income (loss) per unit - basic	$(0.03)	$0.01	$0.20	$0.08
- diluted	$(0.03)	$0.01	$0.19	$0.07

Consolidated Statement of Cash Flows

(unaudited)
Canadian dollars (000s except per unit amounts)

	Three months ended September 30		Nine months ended September 30
	2003	2002	2003	2002

Cash provided by operating activities
Net income (loss) for the period	$(1,706)	$229	$12,620	$2,745
Add non-cash items:
Depletion, depreciation and amortization	35,271	20,820	103,644	55,118
Amortization of deferred charges	200	2,796	612	7,890
Future income tax recovery	(4,899)	(4,445)	(33,069)	(13,134)
Management internalization (note 8)	-	-	18,592	-
Management fee paid with trust units	-	3,231	-	7,978
Cash flow from operations	28,866	22,631	102,399	60,597
Change in non-cash working capital	6,050	(624)	(10,556)	(17,671)
	34,916	22,007	91,843	42,926
Cash used in investing activities
Expenditures on property, plant and equipment	(5,537)	(1,738)	(24,079)	(15,145)
Acquisition of Richland Petroleum Corp.	-	-	-	(3,390)
Acquisition of Provident Management Corp.	-	-	(364)	-
Acquisition of oil and gas properties	-	(46)	-	(70,895)
Acquisition of Redwater (note 2)	(292,138)	-	(292,138)	-
Acquisition of Meota Resources	-	(360)	-	(360)
Proceeds on disposition of oil and gas properties	7,396	3,221	9,950	5,506
Reclamation fund contributions	(637)	(321)	(1,889)	(864)
Reimbursement for leasehold improvements	1,437		1,437
Change in non-cash investing working capital	28,611	(5,302)	31,713	4,109
	(260,868)	(4,546)	(275,370)	(81,039)
Cash provided by financing activities
Increase in long-term bank debt	14,700	(5,200)	25,000	(22,425)
Declared distributions to unitholders	(28,969)	(18,839)	(97,588)	(51,445)
Interest to debenture holders	(1,322)	(1,701)	(4,375)	(3,199)
Issue of debenture, net of cost	71,800	-	71,800	61,398
Issue of trust units, net of cost	171,529	6,435	189,023	48,475
Change in non-cash financing
working capital	(1,771)	1,809	(337)	5,308
	225,967	(17,496)	185,523	38,112

Increase (decrease) in cash	15	(35)	(4)	(1)
Cash at beginning of period	23	69	42	35
Cash at end of period	$38	$34	$38	$34
Supplemental disclosure of cash flow information
Cash interest paid including debenture interest	$2,668	881	$9,822	3,168
Cash capital taxes paid	$1,476	753	$3,302	2,051

Notes to the Consolidated Interim Financial Statements

(unaudited)
September 30, 2003

The Interim Consolidated Financial Statements of Provident Energy Trust ("Provident") have been prepared by management in accordance with accounting principles generally accepted in Canada. Certain information and disclosures normally required in the notes to the annual financial statements have been condensed or omitted. The Interim Consolidated Financial Statements should be read in conjunction with Provident's audited Financial Statements and the notes for the year ended December 31, 2002, which are disclosed in the annual report filed by the Trust.

1. Significant accounting policies

The Interim Consolidated Financial Statements have been prepared based on the consistent application of the accounting policies and procedures as set out in the Financial Statements of Provident for the year ended December 31, 2002.

2. Redwater purchase

On September 10, 2003, Provident entered into an agreement of purchase and sale to acquire the Western Canadian midstream assets ("Redwater") from Williams Energy (Canada) Inc. for a cash consideration of $283.1 million and acquisition costs of $9 million. The purchase price was financed through $30 million of long-term debt, $72 million of proceeds from the issuance of 75,000 convertible debentures, and $166 million in proceeds from the issuance of 16,700,000 trust units. At September 30, 2003, Provident allocated the purchase price of Redwater as follows:

Net assets acquired and liabilities assumed for cash
Inventory	$11,221
Working capital	5,807
Property, plant and equipment (includes acquisition costs $9,000)	275,110
$292,138
The acquisition was financed by:
Long-term debt (Note 9)	$30,184
Deferred purchase obligation (Note 9)	23,872
Issuance of trust units (net of costs $9,068)(Note 9)	166,282
Issuance of convertible debentures (net of costs $3,200)	71,800
$292,138

3. Long-term debt

On September 10, 2003, Provident agreed with its lenders to an increase in the revolving term credit facility to $335 million. Letters of credit guaranteeing Provident's performance under certain commercial contracts totaling $23.8 million were outstanding as of September 30, 2003, reducing Provident's available bank line.

4. Unitholders contributions and exchangeable shares

(a) Authorized

(i) Unlimited number of common voting units.

(b) Issued

		Nine months ended
	September 30, 2003		September 30, 2002
Trust Units	Number	Amount	Number	Amount
	of units	(000s)	of units	(000s)
Balance at beginning of period	53,729,335	$513,835	21,054,119	$187,587
Issued from treasury (note 2)	16,700,000	175,350	-	-
Exchangeable share conversions	4,876,124	47,889	-	-
Issued pursuant to unit option plan	152,609	1,213	114,527	1,009
Issued or to be issued pursuant to the distribution
reinvestment plan	2,109,815	21,579	997,186	10,245
Debenture conversions	1,341,065	14,350	11,681	119
Issued for corporate acquisitions	-	-	11,157,225	98,853
Issued from treasury	-	-	3,900,000	39,390
Issued for property acquisition	-	-	100,000	1,050
Unit issue costs	-	(9,790)	-	(2,174)
Balance at end of period	78,908,948	$764,426	37,334,738	$336,079

	Nine months ended September 30, 2003
Exchangeable shares	Number of	Amount
Provident Acquisitions Inc.	shares	(000s)
Balance, December 31, 2002	5,227,844	$57,036
Converted to trust units	(4,389,513)	(47,889)
Balance, September 30, 2003	838,331	9,147
Exchange ratio, end of period	1.2054	-
Trust units issuable upon conversion, end of period	1,010,524	$9,147

	Nine months ended September 30, 2003
Exchangeable shares	Number of	Amount
Provident Energy Ltd.	shares	(000s)

Balance, December 31, 2002	-	$-
Issued to acquire Provident Management Corp.	1,682,242	18,000
Balance, September 30, 2003	1,682,242	18,000
Exchange ratio, end of period	1.14279	-
Trust units issuable upon conversion, end of period	1,922,449	$18,000
Total Trust units issuable upon conversion of all exchangeable shares, end of period	2,932,973	$27,147

(c) Units reserved

(i) Employee incentive unit option plan:

Provident has reserved 5,000,000 for the employee incentive unit option plan.

5. Unit option plan

The Trust Option Plan (the "Plan") is administered by the Board of Directors of Provident. Under the Plan, all directors, officers and employees of Provident, are eligible to participate in the Plan. There are 5,000,000 trust units reserved for the Trust Option Plan. Options are granted at a "strike price" which is not less than the closing price of the units of The Toronto Stock Exchange on the last trading day preceding the grant. In certain circumstances, based upon the cash distributions made on the trust units, the strike price may be reduced at the time of exercise of the option at the discretion of the option holder.

		Nine months ended
	September 30, 2003		September 30, 2002
		Weighted		Weighted
	Number	average	Number	average
	of options	exercise price	of options	exercise price
Outstanding at beginning of period	796,810	$10.86	611,100	$11.16
Granted	2,553,100	11.14	315,013	10.28
Exercised/cancelled/expired	(169,775)	10.67	(136,863)	10.92
Outstanding at end of period	3,180,135	11.10	789,250	10.85
Exercisable at end of period	1,335,804	$11.05	313,497	$11.10

At September 30, 2003, the Trust had 3,180,135 options outstanding with exercise prices ranging between $8.40 and $12.39 per unit. The weighted average remaining contractual life of the options is 3.14 years and the weighted average exercise price is $11.05 per unit excluding average potential reductions to the strike prices of $3.27 per unit at September 30, 2003. At September 30, 2002, the Trust had 789,250 options outstanding with prices ranging from $8.40 and $12.39 per unit. The weighted average exercise price was $10.85 per unit. The weighted average remaining contractual life of the options was 2.98 years. The Trust accounts for its unit-based compensation plans using the intrinsic-value method whereby no costs have been recognized in the financial statements for unit options granted to employees and directors. Effective January 1, 2002 a change in Canadian Generally Accepted Accounting Principles requires the impact on compensation costs using the fair value method be disclosed. If the fair value method had been used the impact on the Trust's pro forma net earnings would have been negligible.

6. Net income per unit

The net income per trust unit for the three months ended September 30, 2003 was $(0.03) per unit and was calculated based on 65,697,531 weighted average number of units incorporating Trust Units issuable on the conversion of the exchangeable shares (Note 4). Outstanding during the period. On a diluted basis, net income in the quarter was $(0.03) per unit and was calculated using 70,595,619 diluted units outstanding Net income per trust unit for the nine months ended September 30, 2003 was $0.20 per unit and was calculated based on 62,991,851 weighted average number of units outstanding during the period. On a diluted basis, net income for the nine months ended September 30, 2003 was $0.19 per unit based on 67,889,939 diluted units outstanding. For the three months ended September 30, 2002, net income per unit was $0.01 and was calculated based on 36,856,402 weighted average units outstanding during the period. On a diluted basis, net income in the quarter was $0.01 per unit and was calculated using 43,552,349 diluted units outstanding. For the nine months ended September 30, 2002, net income was $0.08 per unit based on 34,364,506 weighted average units outstanding for the period. On a diluted basis, net income was $0.07 per diluted unit based on 38,630,136 diluted units outstanding.

		Nine months ended
	September 30, 2003		September 30, 2002
		Weighted		Weighted
	Number	average	Number	average
	of options	exercise price	of options	exercise price
Outstanding at beginning of period	796,810	$10.86	611,100	$11.16
Granted	2,553,100	11.14	315,013	10.28
Exercised/cancelled/expired	(169,775)	10.67	(136,863)	10.92
Outstanding at end of period	3,180,135	11.10	789,250	10.85
Exercisable at end of period	1,335,804	$11.05	313,497	$11.10

7. Reconciliation of cash flow and distributions

	Three months ended		Nine months ended
	Sept. 30, 2003	Sept. 30, 2002	Sept. 30, 2003	Sept. 30, 2002
Cash flow from operations	$28,866	$22,631	$102,399	$60,597
Cash reserved for interest on convertible debentures	(1,322)	(1,701)	(4,375)	(3,199)
Cash (reserved) used for financing and
investing activities	1,425	(2,091)	(436)	(5,953)
Cash distributions to unitholders	28,969	18,839	97,588	51,445
Accumulated cash distributions,
beginning of period	187,025	69,486	118,406	36,880
Accumulated cash distributions,
end of period	$215,994	$88,325	$215,994	$88,325
Cash distributions per unit	$0.47	$0.51	$1.67	$1.46

8. Related party transactions

On January 17, 2003, Provident acquired all the issued and outstanding shares of Provident Management Corporation, Manager of the Trust and Provident, for consideration of $18.0 million payable with the issuance of 1,682,242 exchangeable shares plus related costs of approximately $0.6 million. The exchangeable shares are held in escrow and are releasable as to 25 percent per year beginning on June 30, 2003, and are releasable or may be forfeited in certain other limited circumstances. This management internalization transaction eliminates external management fees effective January 1, 2003. The share purchase agreement as a condition of closing provides for executive employment contracts for the former shareholders of Provident Management Corporation.

9. Subsequent event

On October 7, 2003 the Trust announced that the syndicate of underwriters included in the recent bought deal financing deal exercised and closed their option to purchase an additional 2,505,000 trust units at $10.50 per unit. Provident had granted the underwriters the purchase option for a period expiring 30 days following the close of its recent financing associated with the acquisition of midstream assets in Western Canada on September 30 (note 2). Net proceeds of the additional units were $25.0 million. On October 31, 2003 Provident settled the deferred purchase obligation of $23.8 million in cash.

10. Comparative figures

Certain of the comparative figures have been reclassified to conform to the presentation in the current period.

Corporate Information Directors

Grant D. Billing, C.A. (2)
Chairman
Calgary, Alberta

Thomas W. Buchanan, C.A.
Calgary, Alberta

Randall J. Findlay, P.Eng.
DeWinton, Alberta

Norman R. Gish (1)
Calgary, Alberta

Bruce R. Libin, Q.C. (1)(3)
Calgary, Alberta

Byron J. Seaman B. Sc. (3)
Calgary, Alberta

Mike H. Shaikh, C.A. (1)
Calgary, Alberta

Jeffrey T. Smith, P.Geol. (2)(3)
Calgary, Alberta

John B. Zaozirny, Q.C. (2)
Calgary, Alberta

(1)Member of Audit Committee
(2)Member of Governance, Human Resources and Compensation Committee
(3)Member of the Reserves,

Operations and EH&S Committee

Officers

Thomas W. Buchanan, C.A.
Chief Executive Officer

Randall J. Findlay, P.Eng.
President

David J. Fricker
Vice President, Corporate Development

Andy Gruszecki
Vice President, NGL Services

Gary R. Kline
Vice President, Commercial Development and Risk Management

Lynn M. Rannelli
Assistant Corporate Secretary

Cameron G. Vouri
Vice President, Production Operations and Chief Operating Officer

Mark N. Walker, C.M.A.
Vice President, Finance, Chief Financial Officer and Corporate Secretary

Auditors
PricewaterhouseCoopers llp

Banking Syndicate
National Bank of Canada
Bank of Montreal
Bank of Nova Scotia
Canadian Western Bank
The Toronto-Dominion Bank

Engineering Consultants
McDaniel & Associates Consultants Ltd.

Legal Counsel
Macleod Dixon llp

Trustee
Computershare Trust Company of Canada

Stock Exchanges
Toronto Stock Exchange
Units
Trading symbol "PVE.UN"

Debentures
Trading symbol "PVE.DB"

American Stock Exchange
Trading symbol "PVX"

For Further Information:
Jennifer Pierce
Senior Manager, Investor Relations and Communications
Phone (403) 231-6736

For Investor Relations Inquiries:
700, 112 - 4th Avenue S.W.
Calgary, Alberta
T2P 0H3

Fax:                     (403) 261-6696
Phone:                 (403) 296-2233
                            1-800-587-6299

www.providentenergy.com
info@providentenergy.com